Exhibit 99.118

NexTech Signs Partner Agreement with Jolokia Bringing AR to the Global Learning and Development Industry

AR and Interactive Video combine to create world’s most compelling training platform

New York, NY - Toronto, ON – January 28th, 2020 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29) NexTech AR Solutions, the industry leader in augmented reality, is pleased to announce a new partnership with Jolokia a leading enterprise video platform provider to the healthcare industry. This partnership will expand NexTech’s reach into the L&D market which was estimated at 366.2 billion U.S. dollars, according to Statista. Jolokia has joined forces with NexTech AR, to offer a compelling video learning experience (LXP) that crosses the boundaries from interactive video to Augmented Reality (AR).

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Pete Mastin, CEO of Jolokia comments, “We are very excited to partner with NexTech AR, a leader in the AR space. We believe the combination of Interactive video and AR will create a new generation of L&D products that will gamify the learning experience in a way that has not been seen before. He continues, “With the addition of NexTech’s AR, our platform called Inferno is now the world’s most advanced Video Learning Experience Platform (LXP) with Interactive Video, Artificial Intelligence, and AR enterprises now have the ability to create the world’s most engaging learning experiences anywhere”.

Evan Gappelberg, CEO of NexTech commented “With our state of the art AR combined with Jolokia’s best of breed video learning experience platform, we have the potential to transform the $366 billion dollar corporate training market. Over the coming weeks, Jolokia will be showcasing the new AR capabilities to its significant list of clients including many fortune 100 companies. In the next few years as AR learning starts to accelerate it’s going to completely change the way employees learn on the job”.

According to Statista:

A significant trend in L&D over the last five years is the growth in the use of technology-assisted teaching. One study found that the number of technologies used by L&D departments has doubled between 2012 and 2017. Accordingly, 71 percent of companies reported using technologically assisted teaching such as online training courses. This figure can be expected to continue to increase in the near future, with 69 percent of L&D departments planning to spend on technology.

About Jolokia

Jolokia is an intelligent online video service provider whose product, Inferno, an online training and Learning Experience Platform (LXP), that supports clients that require integration with enterprise systems, custom workflow, cognitive search and discovery, translation and accessibility, interactive video and secure multi-CDN streaming in front of and behind the firewall.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR/VR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing five multi-billion dollar verticals:

VRitize™

Launching in Q1 2020, Virtual Reality (VR) has the ability to disrupt many multi-billion dollar industries such as; real estate, live events, retail, education, health care and military industries. Having VR capabilities is part of the company’s omni-channel platform approach which includes: AR for eCommerce, AR in Chat, its ARitize App and AR University for education and training. The new VRitize platform will include an app for both iOS and Android, will work on most if not all VR headsets including Facebook’s Oculus and will continue to leverage all current 3D asset creation technology.

ARitize™ 3D-AR-360 Advertising Platform:

Launching in Q1 2020, the ad platform will be the industry’s first end-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ For eCommerce:

The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University:

Having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios:

Expected to launch in Q1 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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